                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                         ____________________________

                                 SCHEDULE 13D
                                (Rule 13d-101)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              PMT SERVICES, INC.
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)

                                   69345710
                                (CUSIP Number)

                                James M. Bahin
             Vice Chairman, Chief Financial Officer and Secretary
                               NOVA Corporation
                       One Concourse Parkway, Suite 300
                            Atlanta, Georgia 30328
                                (770) 396-1456
            -------------------------------------------------------
(Name, address and telephone number of Person Authorized to Receive Notices and
                                Communications)

                                 June 17, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


                             (Page 1 of 10 Pages)
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NOVA Corporation
    E.I.N. 58-2209575

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  ____________
          (b)  ____________

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    WC, BK (See Item 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Georgia

7.  SOLE VOTING POWER

    Up to 9,733,483 shares of common stock, par value $.01 ("PMT Common Stock") of PMT Services, Inc. ("PMT") underlying a common stock purchase option that is not exercisable as of the date hereof. NOVA Corporation holds an option to purchase those shares of PMT Common Stock (the "Option") that will become exercisable only upon the occurrence of certain events specified in the Option Agreement dated as of June 17, 1998, by and between NOVA Corporation and PMT (the "Option Agreement") that is filed herewith as Exhibit 99.1. The Option is exercisable for up to 19.9% of the PMT Common Stock outstanding on the date the Option becomes exercisable, without giving effect to the Option. The number of shares reported herein is approximated based on the number of shares of PMT Common Stock outstanding at June 17, 1998. (1) (See
    Item 5)

8.  SHARED VOTING POWER

     -0-

                             (Page 2 of 10 Pages)
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9.  SOLE DISPOSITIVE POWER

    Up to 9,733,433 shares of PMT Common Stock underlying a common stock purchase option that is not exercisable as of the date hereof. NOVA Corporation holds an option to purchase those shares, and will be entitled to exercise such option only upon the occurrence of certain events specified in the Option Agreement dated as of June 17, 1998, by and between NOVA Corporation and PMT, that is filed herewith as Exhibit 99.1. The Option is exercisable for that number of shares, equal to 19.9% of the PMT Common Stock outstanding on the date the Option becomes exercisable, without giving effect to the Option. The number of shares reported herein is approximated based on the number of shares of PMT Common Stock outstanding at June 17, 1998. (1) (See Item 5)

10. SHARED DISPOSITIVE POWER

    -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Up to 9,733,433 shares.  (See 7 and 9 above).

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          19.9% of the outstanding common stock of PMT, at June 17, 1998.

14.  TYPE OF REPORTING PERSON

     CO and HC

______________

(1) Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by NOVA Corporation that it is the beneficial owner of any of the PMT Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose. NOVA Corporation disclaims beneficial ownership of such PMT Common Stock. Beneficial ownership of such shares is being reported hereunder solely as a result of the Option, which is exercisable only in the circumstances set forth in the Option Agreement dated as of June 17, 1998 and which have not occurred as of the date hereof.

                             (Page 3 of 10 Pages)
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Item 1. Security and Issuer.
        -------------------

        The class of equity securities to which this schedule relates is the common stock, par value $.01 per share (the "PMT Common Stock"), of PMT Services, Inc., a Tennessee corporation ("PMT"), which has its principal executive offices at 3841 Green Hills Village Drive, Nashville, Tennessee 37215.

Item 2. Identity and Background.
        -----------------------

   (a) This Schedule 13D is filed by NOVA Corporation (referred to herein as "NOVA Corporation" or "NOVA"), a Georgia corporation.

   (b) NOVA's principal executive office is located at One Concourse Parkway, Suite 300, Atlanta, Georgia 30328.

   (c) NOVA is an integrated provider of transaction processing services, related software application products and value-added services primarily to small- to medium-sized merchants.

   (d) The names of the directors and executive officers of NOVA and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth in Annex A to this
        Schedule 13D and specifically incorporated herein by reference.
        During the past five years, neither NOVA nor, to the best of NOVA's knowledge, any person named in Annex A to this Schedule 13D have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) During the last five years, neither NOVA nor, to the best of NOVA's knowledge, any person named in Annex A to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which NOVA or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

   (f)  See (d) above.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        Pursuant to the Option Agreement which is further described in Item 4, PMT granted NOVA an option (the "Option") to purchase up to 9,733,433 shares of PMT Common Stock (the "Option Shares") at a price of $25.16 per share, exercisable only upon the occurrence of certain events described in the Option Agreement. The number of Option Shares is equal to 19.9% of the number of

                             (Page 4 of 10 Pages)
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shares of issued and outstanding PMT Common Stock as of June 17, 1998, the date of the Option Agreement. While the number of Option Shares is subject to adjustment upon certain events, the number of Option Shares cannot exceed 19.9% of number of shares of issued and outstanding PMT Common Stock as of the date the Option is exercised without giving effect to the Option Shares. Under certain circumstances, PMT may be required to repurchase the Option or the Option Shares acquired by NOVA pursuant to NOVA's exercise of the Option.

        The exercise of the Option for the full number of Option Shares currently covered thereby would require aggregate funds of $244,893,174.28. Should the Option become exercisable and should NOVA determine to exercise the Option, NOVA will determine the source of funds to finance its exercise of the Option at the time of exercise.

        The Option Agreement is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Item 4. Purpose of Transaction.
        ----------------------

        PMT granted NOVA the Option in connection with the Agreement and Plan of Merger dated as of June 17, 1998 among NOVA, Church Merger Corp., a Tennessee corporation and newly formed, wholly-owned subsidiary of NOVA ("Merger Sub") and PMT (the "Merger Agreement"). PMT entered into the Option Agreement as a condition to NOVA's willingness to enter into the Merger Agreement.

        Pursuant to the Merger Agreement, Merger Sub will be merged with and into PMT (the "Merger"), with PMT as the surviving corporation. By virtue of the Merger and pursuant to the Merger Agreement, at the Effective Time each share of PMT Common Stock issued and outstanding immediately before the Merger shall be converted into the right to receive 0.715 shares of the common stock of NOVA ("NOVA Common Stock").

        Pursuant to the Option Agreement, PMT granted NOVA the Option to purchase up to 9,733,433 shares of PMT Common Stock at a price of $25.16 per share. The Option is exercisable only upon the occurrence of specified events. The number of Option Shares is subject to certain adjustments so that after any such adjustments, the number of Option Shares equals 19.9% of the number of shares of PMT Common Stock outstanding after such adjustment, without giving effect to any shares subject to or issued under the Option. NOVA may exercise the Option only if both an "Initial Triggering Event" and "Subsequent Triggering Event" occur prior to an "Exercise Termination Event" as such terms are defined in the Option Agreement. An "Initial Triggering Event" occurs in the event that:

               (i) Issuer or any of its Subsidiaries (each an "Issuer Subsidiary"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an "Acquisition

                             (Page 5 of 10 Pages)

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          Transaction" with any person (the term "person" for purposes of this
          Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Exchange Act, and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each, a "Grantee Subsidiary") or the Board of Directors of Issuer shall have recommended that the shareholders of Issuer approve or accept any Acquisition Transaction other than the Merger. For purposes of the Option Agreement, "Acquisition Transaction" shall mean (w) a merger or consolidation, or any similar transaction, involving Issuer or any "Significant Subsidiary" (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of Issuer, (x) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets of Issuer or any Significant Subsidiary of Issuer, (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 15% or more of the voting power of Issuer, or (z) any substantially similar transaction; provided, however, that in no event shall any merger, consolidation or similar transaction permitted by, and effected in accordance with, Sections 4.1(b)(ii)(B) or 4.1(b)(iv) of the Merger Agreement be deemed to be an Acquisition Transaction;

               (ii) Issuer or any Issuer Subsidiary, without having received Grantee's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary, or the Board of Directors of Issuer shall have withdrawn or modified, or publicly announced its interest to withdraw or modify, in any manner adverse to Grantee, its recommendation that the shareholders of Issuer approve the transactions contemplated by the Merger Agreement in anticipation of engaging in an Acquisition Transaction, or the Board of Directors of Issuer shall not have recommended that the shareholders of Issuer approve the transactions contemplated by the Merger Agreement, or shall have abandoned the transactions contemplated by the Merger Agreement in each case in anticipation of engaging in an Acquisition Transaction;

               (iii) Any person other than Grantee, any Grantee Subsidiary or any Issuer Subsidiary acting in a fiduciary capacity in the ordinary course of its business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of the Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the rules and regulations thereunder);

               (iv) Any person other than Grantee or any Grantee Subsidiary shall have made a bona fide proposal to Issuer or its shareholders by

                             (Page 6 of 10 Pages)
          public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

               (v) After an overture is made by a third party to Issuer or its shareholders to engage in an Acquisition Transaction, Issuer shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle Grantee to terminate the Merger Agreement and (y) shall not have been cured prior to the "Notice Date;" or

               (vi) The shareholders of Issuer shall have voted and failed to approve the Merger Agreement and the transactions contemplated thereby at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to the termination of the Merger Agreement if, prior to such meeting (or, if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than Grantee or any of its Subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction.

          A "Subsequent Triggering Event" occurs in the event that:

               (i) The acquisition by any person of beneficial ownership of 20% or more of the then outstanding Common Stock; or

               (ii) The occurrence of the Initial Triggering Event described in paragraph (i) of subsection (b) of Section 2 of the Option Agreement, except that the percentage referred to in clause (y) thereof shall be 20%.

        The Option will terminate upon the earlier of specified events, set forth in the Option Agreement, including consummation of the Merger. If the Option becomes exercisable, the Option Agreement grants NOVA certain registration rights under the Securities Act of 1933.

        Under certain circumstances set forth in the Option Agreement, PMT can be required to repurchase the Option and any Option Shares at a formula price which, in most cases, is based on the difference between (x) the price paid to PMT or its shareholders in certain competing transactions involving the acquisition of PMT or the highest last sale price of PMT Common Stock within a defined period and (y) the exercise price of the Option.

        The foregoing summary of the Option Agreement is qualified in its entirety by reference to the copy of the Option Agreement filed as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

        Simultaneously with the execution of the Option Agreement and the Merger Agreement, PMT and NOVA entered into a reciprocal option agreement (the "Reciprocal Option Agreement") whereby NOVA granted to PMT the option to purchase up to 6,816,420 shares of NOVA Common Stock at a price of $35.19 per share, exercisable only upon the occurrence of certain events (the "Reciprocal

                             (Pages 7 of 10 Pages)

Option"). The number of shares of NOVA Common Stock issuable upon exercise of the Reciprocal Option is subject to adjustment in the same manner as described above with respect to the Option. The shares of NOVA Common Stock issuable pursuant to the Reciprocal Option would represent up to 19.9% of the number of shares of NOVA Common Stock then issued and outstanding, without giving effect to the exercise of the Reciprocal Option. With the exception of the number of shares subject to the Reciprocal Option and the exercise price of the Reciprocal Option, the terms of the Reciprocal Option Agreement are substantially identical to the terms of the Option Agreement.

        The Merger Agreement provides that the Board of Directors of NOVA after the Effective Time will initially be comprised of 11 directors, including Edward Grzedzinski, Chairman, President and Chief Executive Officer of NOVA, James M. Bahin, Vice Chairman, Chief Financial Officer and Secretary of NOVA, Richardson
M. Roberts, Chairman and Chief Executive Officer of PMT, and Gregory S. Daily, President of PMT. Three of the remaining directors of NOVA will be designated by NOVA, three of the remaining directors of NOVA will be designated by PMT, and the sole remaining director will be proposed by NOVA and approved by PMT prior to the Effective Time. Following the Effective Time, Mr. Grzedzinski will be Chairman, President and Chief Executive Officer of NOVA, and Mr. Roberts will be Vice Chairman of the Board of Directors of NOVA and Chief Executive Officer of PMT. Mr. Bahin and Mr. Dailey will also serve as Vice Chairmen of NOVA.

        The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

        Also in connection with the Merger Agreement, certain shareholders of PMT (collectively the "Shareholders") have entered into Shareholder Agreements dated as of June 17, 1998 (the "Shareholder Agreements"). Pursuant to the Shareholder Agreements, and subject to certain exceptions set forth therein, the Shareholders have agreed to vote their shares of PMT Common Stock representing 5.9% of the PMT Common Stock outstanding as of June 17, 1998 over which they have voting control at any meeting of shareholders of PMT called to vote upon or in connection with any written consent of the shareholders of PMT Common Stock with respect to transactions contemplated by the Merger Agreement, and any other matters related thereto. The foregoing summary of the Shareholder Agreements is qualified in its entirety by reference to copies of the Shareholder Agreements filed as Exhibits 99.3 and 99.4 to this Schedule 13D and incorporated herein by reference.

        Except as set forth herein and with respect to the Merger Agreement and the transactions contemplated therein, NOVA does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional shares of PMT Common Stock or the disposition of shares of PMT Common Stock; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving PMT or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of PMT or any of its subsidiaries; (iv) any change in the present board of directors or management of

                             (Page 8 of 10 Pages)

PMT, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of PMT; (vi) any other material change in PMT's business or corporate structure; (vii) any change in PMT's charter or bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of PMT by any person; (viii) causing a class of securities of PMT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of PMT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.
        ------------------------------------

    (a) The Option Agreement does not allow NOVA to purchase any Option Shares pursuant thereto unless certain conditions specified in the Option Agreement occur. However, assuming for purposes of this Item 5 that such conditions are satisfied and NOVA is entitled to purchase shares of PMT Common Stock pursuant to exercise of the Option, NOVA would be entitled to purchase up to 9,733,433 shares of PMT Common Stock, which represents 19.9% of the issued and outstanding PMT Common Stock as of June 17, 1998 (subject to adjustment, as provided in Item 4).

    (b) NOVA does not currently have the right to acquire any shares of PMT Common Stock under the Option unless certain events specified in the Option Agreement occur. Accordingly, NOVA disclaims beneficial ownership of such shares under the Exchange Act, unless and until such events occur. Based on the number of shares of PMT Common Stock outstanding as of June 17, 1998, and assuming for purposes of this Item 5 that events occurred that would enable NOVA to exercise the Option, and NOVA exercised the Option, NOVA would have sole voting power and sole dispositive power with respect to up to 9,733,433 shares of PMT Common Stock acquired pursuant to the Option, subject to PMT's obligation to repurchase the Option or the Option Shares as set forth in the Option Agreement.

    (c) To the best of NOVA's knowledge, no executive officer or director of NOVA beneficially owns any shares of PMT Common Stock, nor (except for the issuance of the Option) have any transactions in PMT Common Stock been effected during the past 60 days by NOVA or, to the best knowledge of NOVA, by any executive officer or director of NOVA. In addition, no other person is known by NOVA to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this
Schedule 13D except that the Merger Agreement restricts the ability of PMT to pay dividends on its Common Stock.

                             (Page 9 of 10 Pages)

    (d) Not applicable.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
        ---------------------------------------------------------------------
        to Securities of the Issuer.
        ---------------------------

        Except as set forth in Items 3, 4 and 5 herein, neither NOVA nor, to the best knowledge of NOVA, any of its directors or executive officers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of PMT.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

Exhibit No.

99.1:  Option Agreement, dated June 17, 1998, by and between NOVA
       Corporation and PMT Services, Inc., as the issuer, and NOVA Corporation.

99.2: Agreement and Plan of Merger, dated June 17, 1998, by and among NOVA Corporation, Church Merger Corp. and PMT Services, Inc.

99.3: Shareholder Agreement, dated June 17, 1998, by and between NOVA Corporation and Richardson M. Roberts.

99.4: Shareholder Agreement, dated June 17, 1998, by and between NOVA Corporation and Gregory S. Daily.


                                  SIGNATURES
                                  ----------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                NOVA CORPORATION



Date:    July 2, 1998                   By: /s/ James M. Bahin
     ------------------------               ----------------------------------
                                            James M. Bahin
                                            Vice Chairman, Chief Financial
                                             Officer and Secretary

                             (Page 10 of 10 Pages)

                                    ANNEX A

                               NOVA CORPORATION

                       DIRECTORS AND EXECUTIVE OFFICERS


1.   Edward Grzedzinski

     Business Address:        NOVA Corporation
                              One Concourse Parkway, Suite 300
                              Atlanta, Georgia 30328

     Principal Occupation:    Chairman of the Board, President and Chief
                              Executive Officer

     Citizenship:             United States

2.   James M. Bahin

     Business Address:        NOVA Corporation
                              One Concourse Parkway, Suite 300
                              Atlanta, Georgia 30328

     Principal Occupation:    Vice Chairman of the Board, Chief Financial
                              Officer and Secretary

     Citizenship:             United States

3.   Pamela A. Joseph

     Business Address:        NOVA Corporation
                              One Concourse Parkway, Suite 300
                              Atlanta, Georgia 30328

     Principal Occupation:    Executive Vice President and Chief Information
                              Officer

     Citizenship:             United States

4.   John M. Perry

     Business Address:        NOVA Corporation
                              One Concourse Parkway, Suite 300
                              Atlanta, Georgia 30328

     Principal Occupation:    Executive Vice President - Sales and Marketing

     Citizenship:             United States

5.   Rebecca L. Powell

     Business Address:        NOVA Corporation
                              One Concourse Parkway, Suite 300
                              Atlanta, Georgia 30328

     Principal Occupation:    Executive Vice President - Merchant Services
                              and Operations

     Citizenship:             United States

6.   Charles T. Cannada

     Business Address:        WorldCom, Inc.
                              515 East Amite
                              Jackson, Mississippi 39201-2702

     Principal Occupation:    Senior Vice President

     Citizenship:             United States

7.   Dr. James E. Carnes

     Business Address:        Sarnoff Corporation
                              201 Washington Road, CN 5300
                              Princeton, New Jersey 08540-6449

     Principal Occupation:    President and Chief Executive Officer

     Citizenship:             United States

8.   U. Bertram Ellis

     Business Address:            IXL Holdings, Inc.
                                  1888 Emery Street
                                  2 Park Place - 2nd Floor
                                  Atlanta, Georgia 30318

     Principal Occupation:        Chairman and Chief Executive Officer

     Citizenship:                 United States

9.   Dr. Henry Kressel

     Business Address:            E.M. Warburg, Pincus & Co., LLC
                                  466 Lexington Avenue, 11th Floor
                                  New York, New York 10017

     Principal Occupation:        Managing Director

     Citizenship:                 United States

10.  Joseph P. Landy

     Business Address:            E.M. Warburg, Pincus & Co., LLC
                                  466 Lexington Avenue, 11th Floor
                                  New York, New York 10017

     Principal Occupation:        Managing Director

     Citizenship:                 United States

11.  Maurice F. Terbrueggen, Jr.

     Business Address:            First Union National Bank of Florida
                                  7750-1 Bayberry Road
                                  Jacksonville, Florida 32256

     Principal Occupation:        Senior Vice President and Division Manager

     Citizenship:                 United States

12.  Stephen E. Wall

     Business Address:        KeyCorp
                              127 Public Square
                              Cleveland, Ohio 44114

     Principal Occupation:    Executive Vice President

     Citizenship:             United States